1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Annual Results for the Year Ended December 31, 2005, dated March 22, 2006	A-1

1.2	Disclosure of the Use of EBITDA in the Announcement of Annual Results for the Year Ended December 31, 2005, dated March 22, 2006	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 22, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of Annual Results for the Year Ended 31 December 2005

HIGHLIGHTS

Including the amortisation of upfront connection fees

–	Operating revenue reached RMB169,310 million

–	EBITDA reached RMB88,606 million, EBITDA margin was 52.3%

–	Net profit (profit attributable to equity holders of the Company) was RMB27,912 million, earnings per share reached RMB0.34

Excluding the amortisation of upfront connection fees

–	Operating revenue reached RMB162,529 million, up by 6.4%

–	EBITDA reached RMB81,825 million, up by 4.2%, EBITDA margin was 50.3%

–	Net profit (profit attributable to equity holders of the Company) was RMB21,131 million, up by 8.0%, earnings per share reached RMB0.26

•	Total number of access lines in service reached 210 million, net increase of 23.45 million, up by 12.6%

•	Broadband subscribers reached 21.02 million, net increase of 7.19 million, up by 51.9%

CHAIRMAN’S STATEMENT

Dear Shareholders,

Whilst 2005 was not an easy year for us, it was a year when hope was on the horizon. In spite of intensifying competition, we managed to achieve sustained business growth through strategic transformation. Our revenue increased by 6.4%, of which revenue from growth businesses (Internet access and value-added services) rose by 37.6%, accounting for 17.1% of our operating revenue. More importantly, I am very encouraged to see our people at all levels are now very committed to finding new ways of delighting our customers and creating value for them. This is crucial to the successful execution of our strategic transformation. I am fully confident in our sustainable future growth and enhancing value to you, as shareholders.

The Company’s financial performance in 2005 was favourable, with operating revenue reaching RMB169,310 million, of which amortisation of upfront connection fees was RMB6,781 million. Excluding the upfront connection fees, our operating revenue was RMB162,529 million, an increase of 6.4% from 2004; EBITDA* was RMB81,825 million, an increase of 4.2%; EBITDA margin* was 50.3%; profit attributable to equity holders of the Company* was RMB21,131 million, an increase of 8.0% from 2004; earnings per share* was RMB0.26. Capital expenditure was effectively controlled, and decreased by 4.3% from 2004. Free cash flow(1) reached RMB21,801 million. (*Including the amortisation of upfront connection fees, EBITDA was RMB88,606 million, EBITDA margin was 52.3%, profit attributable to equity holders of the Company was RMB27,912 million and earnings per share was RMB0.34.)

Having considered the need to maintain the capital flexibility for ensuring the sustainable development of the Company and availability of capital for future development of our business, the Board of Directors will recommend in the upcoming shareholders general meeting that dividend be increased and a final dividend equivalent to HK$0.075 per share be declared, representing an increase of 15.4% from 2004.

In 2005, our business developed steadily and our customer base progressively expanded. The number of local telephone subscribers reached 210 million, a net increase of 23.45 million from 2004. The number of broadband subscribers reached 21.02 million, a net increase of 7.19 million from 2004, representing our third consecutive year-on-year increase. Our revenue structure has been further optimised, and value-added services achieved a record high in revenue reaching nearly RMB10.0 billion, contributing to a growth in operating revenue (excluding amortisation of upfront connection fees) by 2.5 percentage points from 2004.

Our Company was confronted with severe challenges in 2005, when the value of telecommunications services began to shift from telephony to information services and enterprise customers’ business capabilities enabled by telecommunications. Faced with this new situation, the Company adhered to its business tenet of continuously increasing its corporate value. By the end of 2004, we proposed the idea of strategic transformation, and by mid-2005, we had finalised the corresponding plan. While we reinforced the horizontal integration of multi-networks, multi-terminals and multi-services, we also emphasised the vertical extension of the value chain, and closely followed the shift in value. By leveraging the effective development of our traditional wireline telecommunications business, we were able to intensively explore business models for our emerging services and concentrate our efforts on the development of integrated information services, so as to cultivate the new core competitive strength of the Company.

In 2005, the varieties of our products were continuously enhanced, and new areas of value creation were discovered. We launched many new services based on the intelligent upgrading of wireline network and endeavored to prolong the life cycle of voice products. We also enriched both the function and content of value-added services, such as “SMS over PHS” and “Color Ring Tone”, thereby accelerating the development of these value-added services. We formulated comprehensive and customised Information Communication and Technology (ICT) solutions for enterprise customers in key industries, and actively developed new global businesses to enable us to create value for customers while consolidating our market for enterprise customers. As part of this strategic transformation, services such as “BizNavigator”, an ICT service for enterprise customers and “Best Tone”, an integrated information enquiry service, were successfully launched such that we were able to consolidate our traditional business while exploring new sources of revenue and, more importantly, laid a solid foundation for providing integrated communication and information services in future.

The Company optimised its resources allocation in 2005. We controlled our investment in traditional wireline networks and implemented the upgrading to intelligent networks across the board. The expansionary capital expenditure on PHS was compressed. We ensured proper investment in marketing and business transformation and controlled effectively on labour costs and administrative expenses, thereby enhancing the efficiency in utilising such costs. By issuing short-term commercial paper at a low interest rate in the Chinese capital markets, finance costs were effectively reduced. We further improved our remuneration system and enhanced our efforts in staff training, thereby facilitating the career development of our employees.

In 2005, precision management was implemented across the board. Front line departments were optimised by shifting from functional management to a more holistic focus on process management. Precision sales and marketing were strengthened, and sales channels were improved. Effective and scientific method of resources allocation was established to maximise the effectiveness of the performance appraisal-oriented system. The quality of capital planning and cash flow budgeting was upgraded, and our debt structure was continuously improved. IT system was further developed to unify our front-end database and the establishment of our customer relation management system was accelerated. Our operation supporting systems were consolidated and our back-end resources database was gradually improved. We continuously improved our corporate governance and internal controls during the year. The Company held its annual general meeting in Hong Kong for the first time in 2005, with a view to building a more direct and effective communication channel with our shareholders. In 2005, we began to disclose our key operating data and certain financial data on a quarterly basis, thereby improving the transparency of the Company. In September 2005, a new session of the Board of Directors was elected and a Nomination Committee was newly formed. Additional independent directors were appointed so that independent directors account for one third of the members of the Board of Directors. An internationally renowned finance professional joined the Audit Committee. The role of independent directors was strengthened. In 2005, the Company continued to comply with requirements of the regulatory authorities and adhere to the best international practices so as to strengthen our internal control progressively, minimise corporate risk and enhance our standards of operation and management.

As a major telecommunications and information service provider in China, we have made proactive efforts to discharge our social responsibilities by contributing to the informationalisation of our community and the development of the national economy. We enthusiastically engaged in environmental protection projects. In 2005, we provided monetary support to the green landscaping project around the Three Gorges Reservoir peripheral area, handicapped children and those who were unable to attend school due to poverty. We also participated in setting up “School of Hope”. We sponsored the “International Scheme for the Youth of China to Start up Businesses” in order to assist youngsters to start their way to be a successful entrepreneur.

Looking ahead, we are fully confident in our future. With the steady and rapid growth of the economy of China and burgeoning new technologies, customers demand will be increasingly generated and therefore provide an ample market for the Company’s strategic transformation. Our highly innovative management team and well performed employees constitute abundant human resources for the transformation. Our growing customer base and solid financial strength provide us with an important safeguard in terms of our capacity to ensure our successful strategic transformation.

We shall adhere to the philosophy of co-opetition and proactively manage the changing demand and shifts in industry value, thereby creating a favourable business environment for the Company’s development. We shall fully utilise new technologies to energise our traditional business. While enhancing the investment return on wireline network, we will also explore new growth areas to assure the sustainable growth of the Company. Through dynamic allocation of resources, we shall achieve a balanced development in both our traditional business and business for transformation. We shall reinforce the planning for our operations, marketing and network, get prepared to be a “Triple-player”, offering voice, data and video services in future. Through the convergence of information service resources in our community, we shall make the upmost effort to expand room for new growth. By leveraging our advantage on network resources and distribution channel, we shall strenghten our leading position in the value chain of integrated information services and endeavor to be the forerunner in the field of integrated communication and information services.

Finally, on behalf of the Board of Directors of the Company, I would like to thank Mr. Cheng Xiyuan and Mr. Feng Xiong for their dedication and hard work during their offices as directors of the Company, and at the same time I welcome Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming to join the Board of Directors of the Company. I also take this opportunity to express my sincere appreciation to all of our shareholders, directors and the members of the Supervisory Committee as well as our employees and customers.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

22 March 2006

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2005 extracted from the audited financial statements of the Group as set out in its 2005 annual report.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2005

(Amounts in millions, except per share data)

		2005	2004
	Note	RMB	RMB
Operating revenues	3	169,310	161,212

Operating expenses
Depreciation and amortisation		(49,652)	(47,170)
Network operations and support		(47,793)	(43,070)
Selling, general and administrative		(27,393)	(27,003)
Other operating expenses		(5,518)	(4,139)

Total operating expenses		(130,356)	(121,382)

Operating profit		38,954	39,830
Deficit on revaluation of property, plant and equipment		—	(1,262)
Net finance costs	4	(4,895)	(5,340)
Investment (loss)/income		(7)	6
Share of profit from associates		62	29

Profit before taxation		34,114	33,263
Income tax	5	(6,160)	(5,187)

Profit for the year		27,954	28,076

Attributable to:
Equity holders of the Company		27,912	28,023
Minority interests		42	53

Profit for the year		27,954	28,076

Basic earnings per share	6	0.34	0.36

Weighted average number of shares		80,932	78,840

CONSOLIDATED BALANCE SHEET

at 31 December 2005

(Amounts in millions)

		2005	2004
	Note	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		328,281	320,179
Construction in progress		23,567	29,450
Lease prepayments		5,117	4,830
Interests in associates		548	511
Other investments		182	200
Deferred tax assets		10,885	10,805
Other assets		11,893	13,063

Total non-current assets		380,473	379,038

Current assets
Inventories		2,702	2,767
Accounts receivable, net	8	16,142	13,921
Prepayments and other current assets		2,406	3,064
Time deposits with maturity over three months		292	315
Cash and cash equivalents		15,121	13,465

Total current assets		36,663	33,532

Total assets		417,136	412,570

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		76,005	65,976
Current portion of long-term debt		8,963	11,842
Accounts payable	9	33,949	33,658
Accrued expenses and other payables		26,885	27,531
Income tax payable		2,108	1,192
Current portion of finance lease obligations		108	156
Current portion of deferred revenues		8,958	11,589

Total current liabilities		156,976	151,944

Net current liabilities		(120,313)	(118,412)

Total assets less current liabilities		260,160	260,626
Non-current liabilities
Long-term debt		55,777	72,366
Finance lease obligations		52	157
Deferred revenues		18,750	25,182
Deferred tax liabilities		2,620	2,302

Total non-current liabilities		77,199	100,007

Total liabilities		234,175	251,951

Equity
Share capital		80,932	80,932
Reserves		100,585	78,274

Total equity attributable to equity holders of the Company		181,517	159,206
Minority interests		1,444	1,413

Total equity		182,961	160,619

Total liabilities and equity		417,136	412,570

Notes:–

1.	BASIS OF PREPARATION

The audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. The audited financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	CHANGES IN ACCOUNTING POLICIES, FINANCIAL STATEMENT PRESENTATION AND DISCLOSURES

The IASB has issued a number of new and revised IFRS and Interpretations that are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended 31 December 2005. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The accounting policies of the Group after the adoption of these new and revised IFRS have been summarised in Note 2 to the audited financial statements. The following sets out further information on the changes in accounting policies, financial statement presentation and disclosures for the annual accounting period beginning on 1 January 2005 which have been reflected in these financial statements.

(i)	Minority interests (IAS 1 “Presentation of financial statements” and IAS 27 “Consolidated and separate financial statements”)

In prior years, minority interests at the balance sheet date were presented in the Group’s consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group for the year were also separately presented in the Group’s consolidated income statement as deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the Group’s consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the period are presented on the face of the Group’s consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the Company.

The presentation of minority interests in the Group’s consolidated balance sheet, the Group’s consolidated income statement and the Group’s consolidated statement of changes in equity for the comparative period has been restated accordingly.

(ii)	Related party disclosures (IAS 24 “Related party disclosures”)

The Group is a state-owned enterprise and operates in an economic regime currently predominated by state-owned enterprises. Apart from transactions with parent company and its affiliates, the Group conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and affiliates (collectively “state-owned entities”) in the ordinary course of business. In prior years, transactions with state-owned entities other than China Telecommunications Corporation and its affiliates were not required to be disclosed as related party transactions.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation, contributions to post-retirement benefit plans and transactions with state-owned entities in the PRC. Numeric disclosure of certain related party transactions described in Note 33 to the audited financial statements for the comparative period has been made accordingly.

(iii)	Accounting for investments in subsidiaries (IAS 27 “Consolidated and separate financial statements”)

In prior years, investments in subsidiaries are accounted for using the equity method in the Company’s stand-alone balance sheet.

With effect from 1 January 2005, in order to comply with IAS 27, investments in subsidiaries are accounted for using the cost method. Investments in subsidiaries and reserve balances in the Company’s stand-alone balance sheet for the comparative period have been restated accordingly. This change does not affect the consolidated results and financial position of the Group and the effect of such change is disclosed in Note 3 to the audited financial statements.

3.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		2005	2004
	Note	RMB millions	RMB millions
Upfront connection fees	(i)	6,781	8,458
Upfront installation fees	(ii)	2,970	2,865
Monthly fees	(iii)	30,351	29,827
Local usage fees	(iv)	47,624	47,646
DLD	(iv)	25,993	26,231
ILD	(iv)	3,407	3,788
Internet	(v)	17,862	14,109
Managed data	(vi)	2,958	3,015
Interconnections	(vii)	12,838	10,719
Leased line	(viii)	4,464	4,154
Value-added services	(ix)	9,976	6,120
Others	(x)	4,086	4,280

		169,310	161,212

Note:

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks.

(ix)	Represent amounts charged to customers for provision of value-added services, which comprise primarily caller ID services, short messaging services, telephone information services and ring tone services.

(x)	Represent primarily revenue from sale and repairs and maintenance of customer-end equipment and provision of consulting services.

4.	NET FINANCE COSTS

Net finance costs comprise:

	2005	2004
	RMB millions	RMB millions
Interest expense incurred	6,763	6,834
Less: Interest expense capitalised	(1,062)	(1,467)

Net interest expense	5,701	5,367
Interest income	(243)	(231)
Foreign exchange losses	42	207
Foreign exchange gains	(605)	(3)

	4,895	5,340

5.	INCOME TAX

Income tax in the consolidated income statement comprises:

	2005	2004
	RMB millions	RMB millions
Provision for PRC income tax	5,927	5,114
Deferred taxation	233	73

	6,160	5,187

A reconciliation of the expected tax with the actual tax expense is as follows:

		2005	2004
	Note	RMB millions	RMB millions
Profit before taxation		34,114	33,263

Expected PRC income tax expense at statutory tax rate of 33%	(i)	11,258	10,977
Differential tax rate on subsidiaries’ income	(i)	(1,689)	(1,608)
Non-deductible expenses	(ii)	720	294
Non-taxable income	(iii)	(2,651)	(3,266)
Tax credit for domestic equipment purchases		(1,478)	(1,210)

Income tax		6,160	5,187

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at preferential rates ranging from 0% to 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

6.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2005 is based on the profit attributable to equity holders of the Company of RMB27,912 million divided by 80,932,368,321 shares. The calculation of basic earnings per share for the year ended 31 December 2004 is based on the profit attributable to equity holders of the Company of RMB28,023 million and the weighted average number of shares in issue during the year of 78,839,968,917 shares. The weighted average number of shares in issue for the year ended 31 December 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods presented.

7.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 22 March 2006, a final dividend of equivalent to HK$0.075 per share totalling approximately RMB6,315 million for the year ended 31 December 2005 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2005.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2005, a final dividend of RMB0.069139 (equivalent to HK$0.065) per share totalling RMB5,596 million in respect of the year ended 31 December 2004 was declared and was paid on 23 June 2005.

8.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	2005	2004
	RMB millions	RMB millions
Accounts receivable
Third parties	17,422	15,368
China Telecom Group	224	235

	17,646	15,603
Less: Impairment losses for bad and doubtful debts	(1,504)	(1,682)

	16,142	13,921

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2005	2004
	RMB millions	RMB millions
Current, within 1 month	12,104	10,258
1 to 3 months	1,563	1,270
4 to 12 months	1,037	1,083
More than 12 months	340	526

	15,044	13,137
Less: Impairment losses for bad and doubtful debts	(1,377)	(1,609)

	13,667	11,528

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	2005	2004
	RMB millions	RMB millions
Current, within 1 month	1,244	1,358
1 to 3 months	686	550
4 to 12 months	371	275
More than 12 months	301	283

	2,602	2,466
Less: Impairment losses for bad and doubtful debts	(127)	(73)

	2,475	2,393

9.	ACCOUNTS PAYABLE

Ageing analysis of accounts payable is as follows:

	2005	2004
	RMB millions	RMB millions
Due within 1 month or on demand	5,379	5,599
Due after 1 month but within 3 months	8,797	6,451
Due after 3 months but within 6 months	9,283	7,856
Due after 6 months	10,490	13,752

	33,949	33,658

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

Our operating revenue in 2005 was RMB169,310 million, an increase of 5.0% from 2004. Operating expenses was RMB130,356 million, an increase of 7.4% from 2004; net profit1 (profit attributable to equity holders of the Company) was RMB27,912 million, and earnings per share were RMB0.34. EBITDA2 was RMB88,606 million, and EBITDA margin was 52.3%.

Excluding the amortisation of upfront connection fees of RMB6,781 million, our operating revenue in 2005 was RMB162,529 million, an increase of 6.4% from 2004; net profit1 (profit attributable to equity holders of the Company) was RMB21,131 million, earnings per share were RMB0.26; EBITDA2 was RMB81,825 million and EBITDA margin was 50.3%.

[1]	Our net profit for 2004 included a deficit on revaluation of property, plant and equipment of RMB1,262 million.
[2]	Our EBITDA refers to profit before net finance costs, investment income, share of profit from associates, income tax, depreciation and amortisation, deficit on revaluation of property, plant and equipment and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

Operating revenue

Our operating revenue in 2005 was RMB169,310 million, an increase of 5.0% from 2004. Excluding the amortisation of upfront connection fees, our operating revenue in 2005 was RMB162,529 million, an increase of RMB9,775 million or 6.4% from 2004. Revenue from Internet access services and value-added services, and interconnection revenue increased by RMB7,609 million and RMB2,119 million respectively from 2004, which represented the main sources of revenue growth. The growth in local telephone services revenue was stablising, which increased by 0.8% from 2004. Revenue from leased line services and other businesses increased by 1.4% from 2004. On the other hand, revenue from long distance telephone services and managed data services decreased.

The following table sets forth a breakdown of our operating revenue for 2004 and 2005, together with their respective rates of change:

	For the year ended 31 December
	2005	2004	Rate of Change
	(RMB in millions, except percentage data)
Wireline telephone services[3]
Local
Installation fees	2,970	2,865	3.7%
Monthly fees	30,351	29,827	1.8%
Local usage fees	47,624	47,646	(0.0)%

Subtotal	80,945	80,338	0.8%
Domestic long distance[4]	25,993	26,231	(0.9)%
International, Hong Kong, Macau and Taiwan long distance[4]	3,407	3,788	(10.1)%
Interconnections	12,838	10,719	19.8%
Upfront connection fees	6,781	8,458	(19.8)%

Subtotal	49,019	49,196	(0.4)%
Internet access and value-added services	27,838	20,229	37.6%
Managed data	2,958	3,015	(1.9)%
Leased line services and others[5]	8,550	8,434	1.4%
Operating revenue (excluding amortisation of upfront connection fees)	162,529	152,754	6.4%

Total operating revenue	169,310	161,212	5.0%

[3]	Including revenue from our registered subscribers, public telephones and pre-paid calling cards services.
[4]	Including revenue from VoIP long distance services.
[5]	Including primarily revenue from the lease of telecommunications network facilities and provision of sales and repairs and maintenance of customer- end equipment.

Local telephone services

Revenue from our local telephone services grew by 0.8% from RMB80,338 million in 2004 to RMB80,945 million in 2005, which accounted for 47.8% of our operating revenue or 49.8% of our operating revenue excluding amortisation of upfront connection fees. This revenue growth was mainly attributable to the continued growth of our subscriber base. However, as the gap between mobile service tariffs and wireline service tariffs narrowed, mobile operations exacerbated the diversion from wireline services, causing a decrease in local voice ARPU.

Installation fees. Upfront installation fees will be amortised over the expected customer relationship period of 10 years. Revenue from amortisation of upfront installation fees increased by 3.7% from RMB2,865 million in 2004 to RMB2,970 million in 2005.

Monthly fees. Revenue from monthly fees increased by RMB524 million, or 1.8%, from RMB29,827 million in 2004 to RMB30,351 million in 2005.

Local usage fees. Revenue from local usage fees was RMB47,624 million in 2005, which was similar to that of 2004. Local voice usage volume increased by 4.7% from 2004, to 449,404 million pulses in 2005. Due to the intensifying mobile substitution, popularisation of network based communication and the diversification of the means of communication, revenue contribution by traditional voice usage weakened.

Long distance telephone services

Revenue from our long distance telephone services decreased by 2.1% from RMB30,019 million in 2004 to RMB29,400 million in 2005, representing 17.4% of our operating revenue or 18.1% of our operating revenue excluding amortisation of upfront connection fees. Domestic long distance services. In 2005, revenue from our domestic long distance services decreased by 0.9% from RMB26,231 million in 2004 to RMB25,993 million in 2005, while domestic long distance telephone usage volume increased by 14.5% from 81,960 million minutes in 2004 to 93,817 million minutes in 2005. The decrease in revenue was attributable to a decrease in average unit price, which decreased from RMB0.32 per minute in 2004 to RMB0.28 per minute in 2005.

International, Hong Kong, Macau and Taiwan long distance services. International, Hong Kong, Macau and Taiwan long distance services revenue decreased by 10.1%, from RMB3,788 million in 2004 to RMB3,407 million in 2005, while the usage volume of our international, Hong Kong, Macau and Taiwan long distance usage volume increased by 3.4% from 2004. The decrease in revenue was attributable to a decrease in average unit price, which decreased from RMB2.29 per minute in 2004 to RMB1.99 per minute in 2005.

Internet access and value-added services

Revenue from our Internet access and value-added services increased by 37.6%, from RMB20,229 million in 2004 to RMB27,838 million in 2005, representing 16.4% of our operating revenue or 17.1% of our operating revenue excluding amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our Internet access services revenue recorded a sustained and rapid growth. The number of our broadband subscribers increased by 7.19 million from the end of 2004 to 21.02 million as of the end of 2005. The increase in the revenue from value-added services was mainly attributable to the rapid development of SMS, caller ID service, Color Ring Tone and telephone information services, of which SMS and Color Ring Tone were the new drivers for revenue growth.

Interconnection services

Revenue from our interconnection services increased by 19.8%, from RMB10,719 million in 2004 to RMB12,838 million in 2005, representing 7.6% of our operating revenue or 7.9% of our operating revenue excluding amortisation of upfront connection fees. Increase in such revenue was mainly attributable to an increase in interconnection volume resulting from the expansion of the domestic telecommunications services subscriber base. The increase was also attributable to the revenue from SMS interconnections newly introduced in 2005.

Managed data services

Revenue from our managed data services decreased by 1.9%, from RMB3,015 million in 2004 to RMB2,958 million in 2005. The decrease in revenue was mainly attributable to the substitution by new connection methods and therefore reduced the usage volume of conventional services.

Leased line services and other business

Revenue from our leased line services and other business increased by 1.4%, from RMB8,434 million in 2004 to RMB8,550 million in 2005, representing 5.0% of our operating revenue or 5.3% of our operating revenue excluding amortisation of upfront connection fees.

Upfront connection fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective from July 2001, we ceased to charge new subscribers upfront connection fees. The amortised amount decreased by 19.8%, from RMB8,458 million in 2004 to RMB6,781 million in 2005.

The table below sets forth the amortisation of upfront connection fees for each year from 2006 to 2011 based on the calculation of amortisation over the 10-year estimated amortisation period (with 2011 as the end of the amortisation period):

	For the year ending 31 December
	2006	2007	2008	2009	2010	2011
	(RMB in millions)
Amortisation of upfront connection fees	4,965	3,295	2,022	1,151	497	98

Operating expenses

In 2005, our operating expenses were RMB130,356 million, representing an increase of 7.4% from 2004. The ratio of our operating expenses to operating revenue increased from 75.3% in 2004 to 77.0%, or increased by 0.7 percentage points to 80.2% of our operating revenue excluding amortisation of upfront connection fees. The following table sets out a breakdown of our operating expenses in 2004 and 2005 and their respective rates of change:

	For the year ended 31 December
	(RMB in millions, except percentage data)
	2005	2004	Rate of Change

Depreciation and amortisation	49,652	47,170	5.3%
Network operations and support expenses	30,334	27,611	9.9%
Selling, general and administrative expenses	19,892	19,229	3.4%
Personnel expenses	24,960	23,233	7.4%
Interconnection and other operating expenses	5,518	4,139	33.3%

Total operating expenses	130,356	121,382	7.4%

Depreciation and amortisation

Our depreciation and amortisation expenses were RMB49,652 million in 2005, an increase of 5.3% from 2004, representing 29.3% of our operating revenue. The depreciation and amortisation expenses as a percentage of our operating revenue excluding amortisation of upfront connection fees decreased from 30.9% in 2004 to 30.5% in 2005.

Network operations and support expenses

Our network and support expenses excluding personnel expenses increased by 9.9%, from RMB27,611 million in 2004 to RMB30,334 million in 2005, representing 17.9% of our operating revenue. The network operations and support expenses as a percentage to our operating revenue excluding amortisation of upfront connection fees increased from 18.1% in 2004 to 18.7% in 2005. In order to improve the maintenance quality of our network operations, we appropriately increased our resources input to repairs and maintenance.

Selling, general and administrative expenses

In 2005, selling, general and administration expenses excluding personnel expenses amounted to RMB19,892 million, an increase of 3.4% from RMB19,229 million in 2004, representing 11.7% of our operating revenue. Selling, general and administrative expenses as percentage of our operating revenue excluding amortisation of upfront connection fees decreased from 12.6% in 2004 to 12.2% in 2005. To cope with the market competition, we increased our advertisement and promotion expenses to promote our corporate image, our core and new businesses to bring these in line with our strategic transformation. We also launched advertising and promotion campaigns in tandem with various marketing initiatives (such as service packaging). Therefore, our advertisement expenses increased quickly.

Personnel expenses

In 2005, our personnel expenses increased by 7.4%, from RMB23,233 million in 2004 to RMB24,960 million in 2005, representing 14.7% of our operating revenue, and 15.4% of our operating revenue excluding amortisation of upfront connection fees, an increase of 0.2 percentage points from 2004. This increase was mainly attributable to an increase in reward to employees with good performance in order to maintain and attract professionals and management personnel for our strategic transformation.

Interconnection and other operating expenses

Our interconnection and other expenses increased by RMB1,379 million, from RMB4,139 million in 2004 to RMB5,518 million in 2005, an increase of 33.3%. The significant growth in voice interconnections and the newly added SMS interconnections led to the increase in interconnection fees. The net revenue from interconnections (interconnection revenue less interconnection expenses) amounted to RMB7,365 million, an increase of 11.2% from 2004.

Net finance costs

In 2005, our net finance costs were RMB4,895 million, a decrease of RMB445 million or 8.3% from RMB5,340 million in 2004.

Among the components of net finance costs, net exchange gain increased by RMB767 million and interest expenses increased by RMB334 million.

The revaluation of Renminbi in 2005 was the main reason for the net exchange gain. According to the exchange rates published by the People’s Bank of China on 30 December 2005, the exchange rates of Renminbi to US dollars, Japanese Yen and Euro increased by 2.5%, 14.7% and 14.9% respectively from 31 December 2004.

We acquired the telecommunications operations in 10 provinces including Hubei on 30 June 2004. The consideration for the acquisition included a deferred payment of RMB15,150 million, and the full year interest expenses thereon in 2005 was the main reason for the increase in interest expenses.

Income tax

Our statutory income tax rate is 33%. In 2005, our income tax expenses were RMB6,160 million, and our effective income tax rate was 18.1%, whereas our effective income tax rate excluding upfront connection fee was 22.5%. The difference between our effective income tax rate and the statutory income tax rate was mainly due to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 15% enjoyed by our subsidiaries located in special economic zones and in the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our operating subsidiaries received tax credits of RMB1,478 million on the purchases of domestic equipment in 2005. As the tax credits on purchases of domestic equipment are subject to various restrictions, we cannot reasonably foresee their impact on the effective tax rate in future years.

Net profit (profit attributable to equity holders of the Company)

In 2005, our operating efficiency and profit level continued to grow steadily and our net profit reached RMB27,912 million. Excluding amortisation of upfront connection fees, our net profit was RMB21,131 million. Our net profit in 2004 was RMB28,023 million, and excluding amortisation of upfront connection fees, it was RMB19,565 million. Excluding amortisation of upfront connection fees, our net profit increased by 8.0% from 2004.

Capital expenditure

In 2005, we continued our prudent policy on capital expenditure. Our capital expenditure decreased by 4.3%, from RMB56,307 million in 2004 to RMB53,864 million in 2005. In accordance with our strategic transformation, we further optimised our capital structure and significantly reduced the capital expenditure on wireless local access service and increased our investment in Internet access and data network. Proportion of the capital expenditure on wireless local access service to the total capital expenditure decreased by 7.1 percentage points, and proportion of the capital expenditure on Internet access and data network to the total capital expenditure increased by 3.1 percentage points from 2004.

In 2006, our estimated capital expenditure is RMB51 billion. The main sources of our capital are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in future.

Cash flows and capital resources

Cash Flows

In 2005, our net cash inflow was RMB1,656 million, as compared with the net cash inflow of RMB744 million in 2004. The following table sets out our cash flow position in 2004 and 2005:

	For the year ended 31 December
	2005	2004
	(RMB in millions)
Net cash flows from operating activities	68,359	66,078
Net cash used in investing activities	(51,894)	(56,353)
Net cash used in financing activities	(14,809)	(8,981)

Net increase in cash and cash equivalents	1,656	744

In 2005, our net cash flow from operating activities was RMB68,359 million, an increase of RMB2,281 million from RMB66,078 million in 2004. Increase in net cash from operating activities indicated the steady growth in our business and an improvement in our operating efficiency.

In 2005, we achieved saving in capital expenditure. Cash used in investing activities was RMB51,894 million, a decrease of RMB4,459 million from 2004.

In 2005, our net cash flows used in financing activities were RMB14,809 million, compared to the net cash used of RMB8,981 million in 2004.

In October 2005, we raised RMB9.88 billion in cash to meet the working capital requirement of our operations through the issue of short- term commercial paper due in six months with a nominal value of RMB10 billion. In addition, we continued to repay certain long-term borrowings in 2005, and net cash used in repaying such borrowings (the difference between the cash from borrowings and the cash used for repaying borrowings) increased from RMB3,950 million in 2004 to RMB9,046 million in 2005.

Working capital

By the end of 2005, our working capital (total current assets minus total current liabilities) deficit was RMB120,313 million, an increase of RMB1,901 million from deficit of RMB118,412 million of 2004. This increase was mainly attributable to an increase in short-term debts, which enjoyed lower interest rates. By the end of 2005, our cash and cash equivalents amounted to RMB15,121 million, of which 99.1% was denominated in Renminbi.

Indebtedness

The indebtedness as of the end of 2004 and 2005 was as follows:

	As of 31 December
	2005	2004
	(RMB in millions)
Short-term debt	76,005	65,976
Long-term debt maturing within one year	8,963	11,842
Finance lease obligations maturing within one year	108	156
Long-term debt (excluding current portion)	55,777	72,366
Finance lease obligations (excluding current portion)	52	157

Total debt	140,905	150,497

By the end of 2005, our total indebtedness was RMB140,905 million, a decrease of RMB9,592 million from 2004. The main reason for the decrease was that we repaid certain long-term borrowings with the net cash generated from our operating activities.

Therefore, the ratio of our total indebtedness to total assets decreased from 36.5% in 2004 to 33.8% in 2005. We believe that the Company has maintained a solid capital structure.

Most of our revenue-generating operations and payments made are denominated in Renminbi, and Renminbi is not a freely convertible currency. By the end of 2005, loans in Renminbi, Janpanese Yen, US Dollars and Euro represented 95.6%, 2.0% and 1.7% and 0.6% of our total indebtedness, respectively. 66.4% of our indebtedness was loans with fixed interest rates terms.

Contractual obligations

The following table sets out our contractual obligations as of 31 December 2005:

	Payable in
	Total	2006	2007	2008	2009	After 2009
	(RMB in millions)
Short-term debt	76,005	76,005	—	—	—	—
Long-term debt	64,740	8,963	8,773	3,824	382	42,798
Finance lease obligations	160	108	52	—	—	—
Operating lease commitments	1,062	326	195	134	119	288
Capital commitments	2,791	2,791	—	—	—	—

Total contractual obligations	144,758	88,193	9,020	3,958	501	43,086

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2005, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Annual Report for the year ended 31 December 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has always attached great importance to corporate governance. In 2005, in accordance with the requirements of regulatory authorities on corporate governance and international best practices, the Company continued to dedicate itself to establishing and strengthening its corporate governance system in order to make the Company’s practice more standardised, management more effective and operation more rational so as to maximise its shareholders’ interests as a whole.

The Charters for Audit Committee and Remuneration Committee of the Company were amended in March 2005 to comply with Appendix 14 Code on Corporate Governance Practices, effective from 1 January 2005, of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The roles of Chairman and Chief Executive Officer of the Company are performed by the same individual. The Board of Directors of the Company considers that such arrangement could enhance a company’s decisiveness and operational efficiency, and enable the Company to grasp business opportunities effectively, and such arrangement is being adopted by many international leading companies. At the same time, the Company increased the number of independent non-executive directors to five, accounting for one-third of the total number of directors. The Company believes that this can further strengthen the independency and objectivity of the decisions made by the Board of Directors and can implement a full and impartial supervision over the Company’s management, with a view to ensuring shareholders’ best interests.

Save as stated above, the Company is in compliance with all the code provisions as set out in Appendix 14 Code on Corporate Governance Practices of the Listing Rules throughout the year ended 31 December 2005.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by directors. Having made enquiry to all directors of the Company, all directors have confirmed that they have complied with the Model Code for Securities Transactions by Directors of Listed Issuers throughout the period from 1 January 2005 to 31 December 2005.

CLOSURE OF SHARE REGISTER

The Company’s share register will be closed from Monday, 24 April 2006 to Tuesday, 23 May 2006 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:00 p.m. on Friday, 21 April 2006. The final dividends are expected to be paid around 15 June 2006 after its approval by Annual General Meeting.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2005 containing all information required by Appendix 16 of the Listing Rules will be despatched to shareholders and will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward- looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive director, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

(1)	Free cash flow = EBITDA excluding amortisation of upfront connection fees – capital expenditure – income tax.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

Disclosure of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Reconciliation to Cash Flows from Operating Activities

On March 22, 2006, China Telecom Corporation Limited (the “Company”) presented EBITDA in its annual result press announcement for the financial year ended December 31, 2005 in Hong Kong.

The Company’s EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortization and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analyzing the operating results of a telecommunications service provider like itself. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles (“GAAP”). It also does not represent cash flows from operating activities. In addition, the Company’s EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a reconciliation of the EBITDA for the year ended December 31, 2005 to cash flows from operating activities, being the most comparable GAAP measure under International Financial Reporting Standards:

2005
RMB millions
EBITDA	88,606
Adjustments:
Non-cash items included in EBITDA	3,351
Net change in working capital	(3,031)
Decrease in deferred revenue	(9,063)
Net interest paid	(6,529)
Income tax paid	(5,011)
Investment income received	36
Cash flows from operating activities	68,359

March 22, 2006

B-1